

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

By U.S. Mail and facsimile to 011-86-225-829-9790

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No.188 Jie Fang Road
He Ping District, Tianjin, China 300042

> **Re: China New Energy Group Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 001-32691**

Dear Mr. Chong:

We have reviewed your response letter dated July 9, 2010 and have the following comments. As noted in our comment letter dated June 8, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page F-9

16. Deemed Receivable from Former Shareholders of Subsidiaries Acquired for Settlement of Liabilities, page F-38

1.   We note your response to prior comment four. It is our understanding that the sellers [the former shareholders of Zhanhua Juitai and Wuyuan] assumed the $1.9 million in liabilities and you stand behind them ready to perform, as guarantor, in the event they cannot. In consideration of these facts the recording of a liability appears appropriate pursuant to FASB ASC 460-10-50-3 however your basis for recording an offsetting asset is not persuasive. We note in the event you wind-up paying the $1.9 million in liabilities of Zhanhua Juitai and Wuyuan you have arranged to reduce the purchase consideration. In this regard, the liabilities you

have guaranteed exceed the purchase consideration you have already paid and the acquisition consideration payable. As a result, in the event you are required to make payment you would need to seek reimbursement of the $1.6 million in consideration already paid plus an additional $0.3 million. Please explain your basis for recording an offsetting receivable including how you reasonably expect to collect payment and provide supporting accounting literature or revise. Please include in your response whether the former shareholders of Zhanhua Juitai and Wuyuan have made any payments towards these liabilities to date. Please refer to FASB ASC 460-10-50-4(b)(1).

2. Please advise us of the payment terms of the acquisition consideration payable relating to the purchases of Zhanhua Jiutai and Wuyuan under the Equity Interest Purchase Agreements and expand your disclosure accordingly in future filings.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief

cc: Mr. Mark Cawley, Esq.
        via facsimile to 212-688-7273